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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)
          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934*

                        Platinum Entertainment, Inc.
                     ----------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
                     ----------------------------------
                       (Title of Class of Securities)

                               727909-10-3
                     ----------------------------------
                              (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 7 pages

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CUSIP No. 727909-10-3        SCHEDULE 13G                 Page  2  of  7  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Andrew J. Filipowski
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
           Not Applicable                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                            454,533(a)
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                              99,067(b)
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                         454,533(c)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                          99,067(b)
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           533,600(a)(c)
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
           No
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           10.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 7 pages

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(a)  Includes 6,333 shares which Mr. Filipowski has the right to acquire within
     60 days of January 31, 1997 pursuant to the exercise of stock options held by Mr. Filipowski.

(b) Represents shares owned by Platinum Venture Partners. Mr. Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of Platinum Venture Partners and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity. Mr. Filipowski disclaims beneficial ownership of such shares.

(c)  Includes 99,067 shares owned by Platinum Venture Partners.


                              Page 3 of 7 pages

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Item 1(a).  Name of Issuer:

                 Platinum Entertainment, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                 2001 Butterfield Road
                 Downers Grove, Illinois 60515

Item 2(a).  Name of Person(s) Filing:

                 Andrew J. Filipowski

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                 1815 South Meyers Road
                 Oakbrook Terrace, Illinois 60181

Item 2(c).  Citizenship:

                 United States

Item 2(d).  Title of Class of Securities:

                 Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number

                 727909-10-3

Item 3.     Type of Person:

                 Not Applicable


                              Page 4 of 7 pages

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Item 4.  Ownership:

         (a) Amount Beneficially Owned:
             553,600 (1)(2)

         (b) Percent of Class:
             10.7% (1)(2)

         (c) Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:
                    454,533 (2)

             (ii)   Shared power to vote or to direct the
                    vote:      99,067 (3)

             (iii)  Sole power to dispose or to direct the
                    disposition of:     454,533 (2)

             (iv)   Shared power to dispose or to direct the
                    disposition of:      99,067 (3)

--------------
(1)  Includes 99,067 shares owned by Platinum Venture Partners. Mr.
     Filipowski is the President, Chief Executive Officer and a shareholder of the general partner of Platinum Venture Partners and in such capacities may be deemed to have voting and investment power with respect to shares held by this entity. Mr. Filipowski disclaims beneficial ownership of such shares.

(2) Includes 6,333 shares which Mr. Filipowski has the right to acquire within 60 days of January 31, 1997 pursuant to the exercise of stock options held by Mr. Filipowski.

(3)  Represents shares owned by Platinum Venture Partners.


                              Page 5 of 7 pages

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Item 5.  Ownership of Five Percent or less of a Class:

              Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              Not Applicable

Item 8.  Identification and Classification of Members of the Group:

              Not Applicable

Item 9.  Notice of Dissolution of Group:

              Not Applicable

Item 10. Certification:

              Not Applicable


                              Page 6 of 7 pages

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                                        SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       Date:    February 13, 1997


                                       /s/ ANDREW J. FILIPOWSKI
                                       ----------------------------------------
                                           Andrew J. Filipowski


                              Page 7 of 7 pages